Exhibit 99
      NEWS
______________________________________________________________________________

                       For further information contact:


FORT HOWARD CORPORATION                                Media:
P. O. Box 19130                                        Cliff Bowers, Ext. 4087
Green Bay, WI 54307-9130                               Financial:
414/435-8821                                           Mike Lempke, Ext. 2492


       FOR RELEASE:  IMMEDIATELY




                FORT HOWARD EPS HITS $0.53 FOR 2ND QUARTER --
                           UP MORE THAN THREEFOLD,
                          OPERATING INCOME JUMPS 41.6%


         GREEN BAY, WI - July 24, 1996 - Fort Howard Corporation today reported net income per share (before an extraordinary item related to debt repayment) of $0.53 for the second quarter ending June 30, 1996, compared to net income per share of $0.12 in the second quarter of 1995.
         "Our very strong consumer business, positive order patterns in our commercial market and significantly lower recovered fiber costs were the centerpieces of a very good quarter for Fort Howard," said Chairman and CEO, Donald H. DeMeuse.
         Fort Howard's operating income rose 41.6% in the second quarter of 1996 compared to the second quarter of 1995, and its operating income margin for the quarter was 31.0% compared to 21.4% for the second quarter of 1995 and 29.6% for the first quarter of 1996.

                                 -- More --

                                -- Ad One --

                         Significant Debt Reduction

         "The strong business fundamentals and successful strategies that helped to increase operating income 41% also enabled us to make significant reductions in our long-term debt," according to DeMeuse.
         As a result of the application of free cash flow and proceeds from the company's May 1996 public equity offering, Fort Howard's long-term debt has been reduced to $2.63 billion. That is by far the lowest point since the company's 1988 LBO. Debt is currently down approximately $333 million from the close of 1995.

                          Quarterly Sales Increase

         Domestic tissue sales increased 6.8% for the second quarter of 1996 compared to second quarter 1995 due primarily to increased volume in consumer products. Also, net sales of the company's international operations increased 3.3% for the second quarter of 1996 compared to second quarter 1995 principally due to higher selling prices. Offsetting sales increases at domestic and international tissue operations were lower sales from the company's recovered fiber brokerage operations resulting from lower prices. For the second quarter, Fort Howard's consolidated net sales decreased 2.4% to $402,397,000 compared to second quarter 1995 net sales of $412,110,000.
         Domestic tissue sales increased 8.6% for the first six months of 1996 compared to 1995 due to a 8.7% increase in net selling prices on flat volume. Net sales of the company's international operations increased 11.6% for the first half of 1996 compared to 1995 due to an 11.4% increase in net selling prices on flat volume at the company's United Kingdom facilities. Offsetting sales increases at domestic and international tissue operations were lower sales from the company's recovered fiber brokerage operations resulting from lower prices. First half 1996 consolidated net sales were $788,144,000, an increase of 1.1% over 1995 net sales of $779,486,000 for the same period.

                                  -- More --

                                  -- Ad Two --

                         Operating Income Increases

         Operating income increased 41.6% to $124,699,000 for the second quarter compared to $88,091,000 for the second quarter of 1995. Operating income increased 50.4% to $238,902,000 in the first six months of 1996 compared to $158,866,000 for the first six months of 1995. The increase was due to higher net selling prices and lower recovered fiber costs in both the company's domestic and international operations.
         For the second quarter of 1996, net income was $33,037,000 resulting in net income for the first six months of 1996 of $59,977,000 compared to net income of $7,619,000 and net loss of $20,647,000 for the same periods in 1995, respectively. The net income per share before an extraordinary item was $0.53 and $0.96 per share for the second quarter and first six months of 1996, compared to $0.12 per share for the second quarter of 1995 and a net loss per share before an extraordinary item of $0.04 for the first six months of 1995. Net income per share after an extraordinary item for the second quarter and first six months of 1996 were $0.48 and $0.91 while net loss per share after extraordinary items for the first six months of 1995 was $0.39.
         In April 1995, the company completed a recapitalization, including an IPO of 25 million shares of common stock. Had the recapitalization been completed on January 1, 1995, net income per share for the second quarter and first six months of 1995 would have been $0.15 and $0.13 per share on a pro forma basis based on 63,371,000 shares outstanding.
         Extraordinary losses related to debt repurchases in 1996 and 1995 (see Notes to Financial Information) impacted the company's financial performance during the second quarter and first six months of 1996 and during the first six months of 1995.

                                  -- More --

                                  -- Ad Three --

                       New Product Development Strategy

         "We're intent on continuing Fort Howard's strong momentum in new product development," DeMeuse said. "In the second quarter, we continued to play out that core growth strategy with the introduction of four new or improved product lines for the commercial market. This builds on the strong first quarter entry into the premium segment with our PREFERENCE Ultra line."
         Highlighting the second quarter product introductions is the new Preference line of bath and facial tissue products targeted at the large mid-range or "near-premium" segment of the away-from-home market.
         Fort Howard is a leading manufacturer and marketer of consumer tissue products for both the away-from-home and at-home markets in the United States and United Kingdom. In the domestic at-home market, its principal consumer brands include MARDI GRAS printed napkins (which holds the leading domestic market position) and paper towels, SOFT 'N GENTLE bath and facial tissue, SO-DRI paper towels, and GREEN FOREST, the leading domestic line of environmentally positioned recycled tissue paper products.

(Financial information and notes follow on separate pages. The notes are an integral part of these statements.)















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                          FORT HOWARD CORPORATION
                     CONSOLIDATED STATEMENTS OF INCOME
                                 (Unaudited)


                             Three Months Ended          Six Months Ended
                                  June 30,                   June 30,
                            --------------------        ------------------
                            1996            1995        1996          1995
                            ----            ----        ----          ----
                              (In thousands, except per share amounts)

Net sales                 $402,397       $412,110      $788,144    $779,486
Cost of sales              243,487        297,644       481,856     565,500
                          --------       --------      --------    --------
Gross income               158,910        114,466       306,288     213,986
Selling, general and
  administrative            34,211         26,375        67,386      55,120
                          --------       --------      --------    --------
Operating income           124,699         88,091       238,902     158,866
Interest expense            66,201         76,311       136,974     163,081
Other expense
  (income), net                475           (713)        1,038        (937)
                           --------       --------      --------    --------
Income (loss) before
  taxes                     58,023         12,493       100,890      (3,278)
Income tax expense
  (credit)                  21,646          4,874        37,573      (1,379)
                          --------       --------      --------    --------
Net income (loss) before
  extraordinary item        36,377          7,619        63,317      (1,899)
Extraordinary item -
  loss on debt
  repurchases, net          (3,340)            --        (3,340)    (18,748)
                          --------       --------      --------    --------
Net income (loss)         $ 33,037       $  7,619      $ 59,977    $(20,647)
                          ========       ========      ========    ========

Net income (loss) per share:
  Before extraordinary
    item                  $   0.53       $   0.12      $   0.96    $  (0.04)
  Extraordinary item         (0.05)            --         (0.05)      (0.35)
                          --------       --------      --------    --------
  Net income (loss)       $   0.48       $   0.12      $   0.91    $  (0.39)
                          ========       ========      ========    ========













                            FORT HOWARD CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                                  (Unaudited)

                                                      June 30,    December 31,
                                                        1996         1995
                                                    ------------  ------------
                                                          (In thousands)
Assets
  Current assets:
    Cash and cash equivalents                        $      732    $      946
    Receivables, less allowances of $3,160 in 1996
      and $2,883 in 1995                                 87,068        97,707
    Inventories                                         135,623       163,076
    Deferred income taxes                                47,000        29,000
    Income taxes receivable                                 700           700
                                                     ----------    ----------
      Total current assets                              271,123       291,429

  Property, plant and equipment                       1,993,548     1,971,641
    Less:  Accumulated depreciation                     754,638       706,394
                                                     ----------    ----------
      Net property, plant and equipment               1,238,910     1,265,247

  Other assets                                           84,633        95,761
                                                     ----------    ----------
      Total assets                                   $1,594,666    $1,652,437
                                                     ==========    ==========

Liabilities and Shareholders' Deficit
  Current liabilities:
    Accounts payable                                 $  103,615    $  112,384
    Interest payable                                     60,984        64,375
    Income taxes payable                                  2,621         1,339
    Other current liabilities                            77,121        85,351
    Current portion of long-term debt                    34,372        62,720
                                                     ----------    ----------
      Total current liabilities                         278,713       326,169

  Long-term debt                                      2,598,850     2,903,299
  Deferred and other long-term income taxes             254,994       225,043
  Other liabilities                                      35,184        36,355

  Shareholders' deficit:
    Common Stock                                            740           634
    Additional paid-in capital                        1,100,864       895,652
    Cumulative translation adjustment                    (2,785)       (2,844)
    Retained deficit                                 (2,671,894)   (2,731,871)
                                                     ----------    ----------
      Total shareholders' deficit                    (1,573,075)   (1,838,429)
                                                     ----------    ----------
      Total liabilities and shareholders' deficit    $1,594,666    $1,652,437
                                                     ==========    ==========




                           FORT HOWARD CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (Unaudited)
                                                          Six Months Ended
                                                              June 30,
                                                        --------------------
                                                        1996            1995
                                                        ----            ----
                                                           (In thousands)
Cash provided from (used for) operations:
  Net income (loss)                                   $  59,977     $ (20,647)
  Depreciation                                           50,231        49,020
  Non-cash interest expense                               6,645         6,429
  Deferred income tax (credit) expense                   11,975       (11,774)
  Pre-tax loss on debt repurchases                        5,519        30,734
  (Increase) decrease in receivables                     10,639       (27,410)
  (Increase) decrease in inventories                     27,453       (33,284)
  Increase in income taxes receivable                        --         4,500
  Increase (decrease) in accounts payable                (8,769)       19,605
  Decrease in interest payable                           (3,391)      (21,440)
  Increase (decrease) in income taxes payable             1,282          (180)
  All other, net                                         (8,891)      (21,044)
                                                      ---------     ---------
    Net cash provided from (used for) operations        152,670       (25,491)

Cash used for investment activity:
  Additions to property, plant and equipment            (24,384)      (23,119)

Cash provided from (used for) financing activities:
  Proceeds from long-term borrowings                        192     1,428,800
  Repayment of long-term borrowings                    (332,529)   (1,616,001)
  Debt issuance costs                                    (1,481)      (48,421)
  Issuance of Common Stock, net of offering costs       205,318       284,104
                                                      ---------     ---------
    Net cash provided from (used for)
      financing activities                             (128,500)       48,482
                                                      ---------     ---------
Decrease in cash                                           (214)         (128)

Cash at beginning of period                                 946           422
                                                      ---------     ---------

  Cash at end of period                               $     732     $     294
                                                      =========     =========

                                     *****












                           FORT HOWARD CORPORATION
                        NOTES TO FINANCIAL INFORMATION
                                 (Unaudited)
1. In May and June 1996 the company sold 10.52 million primary shares of common stock in a registered public offering. The net proceeds of the offering were used to reduce outstanding bank debt. Also included in the offering were 6.52 million secondary shares of common stock sold by certain shareholders of Fort Howard. The company did not receive any of the proceeds from the sale of shares by the selling shareholders. In connection with the offering in the second quarter of 1996, the company reported an extraordinary loss of $3 million (net of income taxes of $2 million) representing write-offs of deferred loan costs associated with the prepayment of indebtedness outstanding under the company's 1995 Bank Credit Agreement on May 15, 1996.

2. The company completed a recapitalization, including an IPO of 25 million shares of common stock, in April 1995.

         A. In connection with the April 1995 recapitalization, the company reported an extraordinary loss of $19 million (net of income taxes of $12 million) representing the redemption premiums on the repurchases of all the company's outstanding 12 5/8% Subordinated Debentures at the redemption price of 102.5% of the principal amount thereof and write-offs of deferred loan costs associated with the prepayment or repurchases of all indebtedness outstanding under the company's 1988 Bank Credit Agreement, the 1993 Term Loan and the Senior Secured Floating Rate Notes on March 16, 1995, and the repurchase of all outstanding 12 5/8% Subordinated Debentures and 14 1/8% Junior Subordinated Discount Debentures on April 15, 1995.

         B. Assuming that all components of the recapitalization had been consummated as of January 1, 1995, for the second quarter and first six months of 1995, pro forma interest expense would have decreased $2.6 million and $16.2 million from amounts reported to $74 million and $147 million respectively. After adjusting the income tax (credit) for the decrease in interest expense at an effective rate of 38.5%, the pro forma net income before extraordinary item and pro forma net income per share before extraordinary item (assuming that 63,371,000 weighted average shares were outstanding for the periods) would have been $9.2 million and $0.15 per share for the second quarter of 1995 and $8.1 million and $0.13 per share for the first six months of 1995, respectively.







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